UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-233901).

On January 31, 2023, Midatech Pharma PLC (the “Company”) received written notification (the “Notification Letter”) from The NASDAQ Stock Market LLC (“NASDAQ”), stating that the Company is not in compliance with the minimum bid price requirement set forth in NASDAQ's rules for continued listing on The NASDAQ Capital Market.  NASDAQ Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days.  Based on the closing bid price of the Company’s American Depositary Shares (the “Depositary Shares”), each representing 25 ordinary shares of the Company, for the 30 consecutive business days beginning December 14, 2022, the Company no longer meets the minimum bid price requirement.

The Notification Letter has no immediate effect on the listing of the Depositary Shares, and they will continue to trade on The NASDAQ Capital Market under the symbol “MTP.”

In accordance with NASDAQ Listing Rule 5810(c)(3)(A), the Company has a grace period of 180 calendar days, or until 31 July 2023 (the “Compliance Period”), to regain compliance with the minimum bid price requirement.  To regain compliance, the closing bid price of the Depositary Shares must meet or exceed $1.00 per share for at least 10 consecutive business days during the Compliance Period. If the Depositary Shares do not regain compliance with the minimum bid price requirement during the Compliance Period, the Company may be eligible for an additional grace period of 180 calendar days provided that the Company satisfies NASDAQ’s initial listing standards for listing on The NASDAQ Capital Market, other than the minimum bid price requirement, and provides written notice to NASDAQ of its intention to cure the delinquency during the second grace period. If the Company does not regain compliance during the initial grace period and is not eligible for an additional grace period, NASDAQ will provide written notice that the Depositary Shares are subject to delisting from The NASDAQ Capital Market. In that event, the Company may appeal such determination to a hearing panel.

The Company intends to monitor the bid price of its Depositary Shares during the Compliance Period and will consider taking such actions as may be necessary and appropriate to achieve compliance with continued listing requirements prior to the expiration of all available grace periods.

Forward-Looking Statements

This Form 6-K contains forward-looking statements that involve risks and uncertainties. The risks and uncertainties involved include the Company’s ability to satisfy certain conditions to closing on a timely basis or at all, market conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Form 6-K as a result of new information, future events or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: February 2, 2023	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and Chief Financial Officer